Exhibit 99.1

Studio City Enters into Senior Facilities Agreement

MACAU, Dec. 02, 2024 (GLOBE NEWSWIRE) — Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today announces that the Company’s subsidiary, Studio City Company Limited (“Studio City Company”), has entered into a senior credit facilities agreement, dated November 29, 2024, with a syndicate of banks (the “2024 Credit Facilities Agreement”). Under the terms of the 2024 Credit Facilities Agreement, lenders have made available to Studio City Company HK$1.945 billion (equivalent to approximately US$250.0 million) in revolving credit facilities for a term of five years (the “Senior Revolving Facility”). The Credit Facility Agreement also provides an option to increase the commitments under the Senior Revolving Facility in an amount not exceeding US$100 million for Studio City Company to incur further indebtedness under the Senior Revolving Facility, subject to the satisfaction of certain conditions. The Senior Revolving Facility is secured and is supported by a guarantee from the Company, Studio City Investments Limited and each subsidiary of Studio City Company. The Company intends to use the proceeds from the Senior Revolving Facility to refinance outstanding indebtedness and for general corporate and working capital purposes.

Studio City Company has also entered into an amendment and restatement agreement, dated November 29, 2024, with, among others, Bank of China Limited, Macau Branch, in relation to the senior secured term loan and revolving facilities agreement dated March 15, 2021 (as amended and restated from time to time, and currently representing HK$234.0 million of committed facilities) (the “Existing Credit Facilities”) to, among other things, align certain terms of the Existing Credit Facilities with the terms of the 2024 Credit Facilities Agreement.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the pace of recovery from the impact of COVID-19 on our business, our industry and the global economy, (ii) risks associated with the amended Macau gaming law and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is majority owned by Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com